PROXY RESULTS (Unaudited)

Annual Stockholders Meeting: Cohen & Steers Closed-End Opportunity Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 25, 2013. The description of each proposal and number of shares voted are as follows:

Common Shares
		Shares Voted For		Authority Withheld
To elect Directors:
Martin Cohen		23,855,787.778		422,032.524
Richard J. Norman	23,908,453.682		369,363.620
Frank K. Ross		23,866,341.209		411,479.093